Exhibit 1

Exibit 1

Investor Update

August 20, 2012

Forward-Looking Statements

Certain statements and other information included in this presentation constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this presentation, other than those relating to historical information or current condition, are forward-looking statements including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, Agrium’s share price, business and financial prospects and performance, financial multiples and accretion estimates, separation of retail, potential wholesale and retail trading valuations, dis-synergies, working capital strategy and levels of inventory management, value leakage estimates, financing costs, credit ratings, margins, capital allocation, costs, future trends, plans, strategies, objectives and expectations, including with respect to future investments, return of capital initiatives and operations of Agrium. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements, and are qualified by the assumptions that are stated or inherent in such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the expected combination benefits and costs savings from recent transactions not being fully realized or not being realized within the expected time frame, disruptions from the transactions making it more difficult to maintain relationships with customers, employees and suppliers, recent or proposed business acquisitions not being integrated successfully or such integration being more difficult, time-consuming or costly than expected, delays or difficulties with the planned increase in potash production capabilities or expansion of the North American and Egyptian nitrogen facilities, risks associated with the proposed acquisition of the agri-products business of Viterra and the future sale of Viterra’s interest in the Medicine Hat nitrogen facility, general economic, market and business conditions, interest rates, exchange rates and tax rates, a deterioration in the state of the capital markets or a negative bias towards Agrium or its industry by market participants, weather conditions including impacts from regional floods and/or droughts, crop prices, the supply, demand and price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof, Agrium being unable to complete the share repurchase program on the timelines anticipated or at all or the completion of such program not having the impact currently anticipated, and other risk factors detailed from time to time in Agrium reports filed with the Securities and Exchange Commission or Canadian securities regulators. Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this presentation as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

CULTIVATING PERFORMANCE. DELIVERING VALUE.

Recent Developments

On May 31, JANA advised Agrium that it made a Hart-Scott-Rodino filing and that it held just under 5% of Agrium and intended to acquire more shares

JANA also said that Agrium should spin off its Retail business (“Retail”)

In early June, Agrium retained Morgan Stanley to provide the Board and Agrium with an independent view on how Retail would trade as a separate public company

On July 11, Agrium management met with JANA in New York

JANA said that its holdings were still below 5%

JANA reviewed materials with respect to the spin off of Retail and what it believed were certain operating issues at Agrium

JANA has been actively promoting its views through communications with shareholders, equity research analysts, and industry executives

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Recent Developments (continued)

On August 2, Morgan Stanley presented its views to the independent directors of Agrium

On August 3, Agrium called JANA to advise them that the Board unanimously determined not to pursue a spin off of Retail

Agrium offered to meet with JANA and a meeting was scheduled for August 15

On August 13, there were published press reports that JANA had accumulated ~4% of the shares of Agrium and proposed that Agrium spin off Retail

On August 14, Agrium announced that it would continue its integrated strategy and that the Board unanimously determined that a spin off of Retail would not be in the best interests of its shareholders

Prior to reaching a decision, the Board spent over 2 months evaluating a spin off of Retail

Board met with Morgan Stanley several times without management, including on August 2

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Retail Spin Off Not in Best Interests of Shareholders

Agrium is confident that it has an effective long-term strategy and structure to create sustainable value for shareholders

Record sales, gross profit, EBITDA, and net earnings in 2011 and 1H/2012

Shares have increased 49% YTD (vs 13% for the S&P 500) and by 118% over the past three years

Agrium has increased its dividend nine-fold since December 2011 and recently announced a C$900 million share repurchase program in connection with the sale of Viterra’s Medicine Hat nitrogen facility

Agrium is a highly focused, integrated agricultural inputs company, and not a “conglomerate”

Agrium is confident that shareholders will receive far greater value with less risk under the Company’s current strategy

Performance and value of our Retail operations will continue to be maximized within the existing structure

There would be substantial dis-synergies from spinning off Retail

Spinning off Retail would expose Agrium shareholders to substantial risk with no sustainable benefit

Shareholders will be rewarded through accretive, low-risk growth initiatives and further returns of capital

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Recent Meeting with JANA

On August 15, Agrium and Morgan Stanley met with JANA in New York

Agrium advised JANA that its Board carefully considered JANA’s position over a period of 2 months and that the Board unanimously determined that a spin off of Retail would not be in the best interests of shareholders

Agrium reviewed the process followed by its Board, including their decision to seek Morgan Stanley’s independent view on the trading value of Retail as a separate public company

Agrium reviewed the substantial benefits and synergies of having Retail as part of an integrated Agrium

Morgan Stanley went through its view of the trading value of Retail as an independent public company

JANA did not dispute Morgan Stanley’s view on where Retail would trade nor did it dispute Morgan Stanley’s view of comparables the market would consider as references

Instead, JANA said that the trading value of Retail would be supported by the possibility of a bid from a private equity firm to acquire Retail in a leveraged buyout

6	CULTIVATING PERFORMANCE. DELIVERING VALUE.

Recent Meeting with JANA (continued)

Morgan Stanley also reviewed certain significant flaws and errors in the materials that JANA presented to Agrium on July 11, and which Morgan Stanley had reviewed with the Agrium Board on August 2

JANA’s analysis of operating expenses did not factor in the impact of accounting changes and one-time items in 2011

JANA’s analysis of working capital did not take into account the significant loss of profitability that would result from reducing working capital

Agrium made it clear to JANA that the Company is always open to ideas to improve operating performance

Agrium told JANA that it continues to be focused on optimizing working capital and driving operating expense efficiency, and it is reviewing the opportunity to continue to return capital to shareholders

7	CULTIVATING PERFORMANCE. DELIVERING VALUE.

Our Strategy and Performance

Agrium’s strategy is to invest and operate across the agricultural inputs (fertilizer, chemicals, and seeds) value chain through production, distribution, and retail sales

Our strategy allows us to:

Achieve operating synergies through greater utilization of assets

Capitalize on broad grower and market intelligence

Participate in value creation opportunities that require participation across the agricultural inputs sector

Enter new markets with low cost and low risk entry strategies

Develop new products, such as ESN, to support grower and market needs

Support greater leverage when needed to fund significant growth opportunities

8	CULTIVATING PERFORMANCE. DELIVERING VALUE.

Morgan Stanley View of

Distribution Peer Trading Valuations

On August 2, Morgan Stanley advised the Board that it believed investors would consider a broad set of peers to assess where Retail would trade as a separate public company, and Morgan Stanley discussed the group of comparables illustrated on the next page with the Board

Morgan Stanley believes there are no direct peers for Retail. This was also true for UAP when it was publicly traded

Morgan Stanley believes the closest comp would have been UAP, which has not been public for 5 years

Agrium Retail is a very different business today than UAP was in 2007 and the market environment today is very different than it was in 2007

If UAP traded today, Morgan Stanley believes it would trade at a discount to where it traded before 2007 (average in the high 8s) and that investors would not value Retail today based on UAP’s historical average multiple

While there are no direct peers for Retail, Morgan Stanley believes investors would evaluate a broad universe of distribution comparables, such as the comparables illustrated on the next page, when considering the trading value of Retail as an independent public company, including companies distributing Basic Materials, such as chemicals and other materials/commodities

On August 2, Morgan Stanley advised the Board that Retail would likely trade around 8x as a separate public company, with some risk that it could trade in the high 7s

Agrium continues to be focused on earning a higher multiple for Retail within Agrium based on the previously cited peer group, as Agrium believes Retail is worth more inside of Agrium than as an independent public company

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Morgan Stanley View of

Distribution Peer Trading Valuations (continued)

Enterprise Value / 2013E EBITDA(1)

15.0

10.0

5.0

0.0

Peer Median: 8.2x Basic Material Distributors

General Industrial Distributors / Retail

10.9x 10.9x 9.4x

8.3x 8.2x 8.2x 8.2x

7.0x

6.x

5.9x 5.9x

Tractor Watsco Grainger Genuine Beacon Airgas Brenntag MRC WESCO Metals USA Reliance Supply Parts Roofing Steel & Aluminum

Farm HVAC Industrial Auto Building Industrial Chemicals Oilfield Electrical Metals Metals Hardware MRO(2) Parts Materials Gases Services MRO(2)

1. Based on market data as of August 17, 2012. In addition to the peers illustrated above, during the course of its review, Morgan Stanley also considered MSC Industrial and Applied Industrial which are trading at 8.7x and 7.3x, respectively

2. Maintenance, repair, and operations

10 Source: Capital IQ CULTIVATING PERFORMANCE. DELIVERING VALUE.

Equity Analyst “Target” Multiples for Retail

For equity analyst “target” multiples published since the August 3 earnings call, the average analyst “target” multiple for Retail is approximately 8x

Retail Target EV/EBITDA Multiples

Sum-of-the-Parts Retail Multiple (Published Since Earnings Announcement)

12 10 8 6 4

10.2x

9.5x

8.5x

8.3x 8.3x

7.8x 8.0x 8.0x 8.0x 8.0x

7.4x 6.8x

6.5x

6.0x

Alta CLSA Barclays National Lazard UBS Scotia Gabelli BMO Topeka RBC(1) BAML Miller Susq. 8/14 8/14 8/15 Bank 8/16 8/3 8/14 8/3 8/16 8/16 8/15 8/14 Tabak 8/7 8/15 8/3

1. Midpoint of implied Retail EBITDA multiple Source: Wall Street Research

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Morgan Stanley View of

Wholesale Peer Trading Valuations

Morgan Stanley examined where Agrium’s Wholesale business (“Wholesale”) would likely trade as a separate public company without Retail

Morgan Stanley believes any analysis should be based on actual trading multiples of the peers, not “target” multiples

Morgan Stanley believes the “target” multiples used by some equity research analysts for Wholesale are much higher than where comparable crop nutrient companies are actually trading in the market

Given that the majority of Wholesale EBITDA comes from nitrogen, Morgan Stanley believes that there is risk that Wholesale could trade down closer to CF’s multiple — well below the multiple implied by the typical analyst sum-of-the-parts model for Wholesale and below the multiple implied by a weighted average (weighted by EBITDA contribution) of actual peer trading multiples

If this were to happen, Morgan Stanley believes a spin off would result in combined trading values of Retail and Wholesale (as separate publicly traded companies) that are lower than Agrium today, even before consideration of the negative impacts from dis-synergies and risks and uncertainties associated with splitting the Company

Agrium management believes that the quality of Agrium’s Wholesale assets warrant an attractive value and believes they should trade at “target” nutrient multiples within Agrium over time

12 CULTIVATING PERFORMANCE. DELIVERING VALUE.